Exhibit (h)(11)

September 30, 2013

Natixis Funds Trust II

399 Boylston Street

Boston, MA 02116

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

AlphaSimplex Group, LLC (“AlphaSimplex”) notifies you that it will reduce its management fee and to the extent necessary, bear certain expenses of the ASG Tactical U.S. Market Fund (the “Fund”) effective, September 30, 2013 through April 30, 2015 to the extent that the total annual fund operating expenses of each class of the Fund, exclusive of acquired fund fees and expenses, brokerage, interest, taxes and organizational and extraordinary expenses, such as litigation and indemnification expenses, would exceed the following annual rates:

Name of Fund	Expense Cap

September 30, 2013 through April 30, 2015:

ASG Tactical U.S. Market Fund[1]	1.40% for Class A shares
2.15%for Class C shares
1.15%for Class Y shares

[1]

The expense caps account for advisory fees payable to AlphaSimplex. NGAM Advisors, L.P. (“NGAM Advisors”) will bear a portion of the waiver at the actual percent of the fee paid to NGAM Advisors (“Support Services Fee”) divided by the management fee earned by AlphaSimplex.

With respect to the Fund, subject to applicable legal requirements, AlphaSimplex shall be permitted to recover, on a class-by-class basis, management fees reduced and/or any expenses it has borne subsequent to the effective date of this agreement in later periods to the extent that a class’ total annual fund operating expenses fall below the annual rates set forth above; provided, however, that AlphaSimplex is not entitled to recover any such reduced fees and expenses with respect to a class more than one year after the end of the fiscal year in which the fee/expense was deferred.

During the period covered by this agreement, the expense cap arrangement set forth above for the Fund may only be modified by a majority vote of the “non-interested” Trustees of Natixis Funds Trust II.

For purposes of determining any such waiver or expense reimbursement, expenses of the class of the Fund shall not reflect the application of balance credits made available by the Fund’s custodian or arrangements under which broker-dealers that execute portfolio transactions for the Fund agree to bear some portion of Fund expenses.

Exhibit (h)(11)

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share, and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

AlphaSimplex Group, LLC

By:	/s/ Kendall Walker
Name: Kendall Walker
Title: Chief Financial Officer